APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Parm Shop Inc.
Balance Sheet - unaudited
For the period ended 12/12/19

	Current Period
	12-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Total Fixed Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, John Malanka, certify that:

1. The financial statements of Parm Shop Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Parm Shop Inc. has not been included in this Form as Parm Shop Inc. was formed on 07/12/2019 and has not filed a tax return to date.

Signature DocuSigned by: 4461E624B3C7418...

Name: John Malanka

Title: Owner